EXHIBIT 12.1

UNIFIED GROCERS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except for ratios)

	Fiscal Year
	2012	2011	2010	2009	2008
(1) Earnings:
Net earnings	$1,953	$7,387	$10,978	$14,755	$17,369
Income taxes	(193)	5,273	6,123	7,857	9,183
Patronage dividends	10,787	12,431	14,038	16,723	22,059

Subtotal: Net earnings before income taxes and patronage dividends	12,547	25,091	31,139	39,335	48,611
Amortization of capitalized interest	94	115	130	142	127
Fixed charges	14,497	16,212	13,055	13,181	18,065
Less: Capitalized interest	(648)	(2,634)	(397)	(351)	(242)

Earnings (a)	$26,490	$38,784	$43,927	$52,307	$66,561

(2) Fixed Charges:
Gross rental expense	$21,865	$22,923	$22,755	$23,792	$27,315
Less: Estimated rent component	20,588	21,687	21,608	22,645	25,313

Estimated interest component of rental expense	1,277	1,236	1,147	1,147	2,002
Interest expense	12,572	12,342	11,511	11,683	15,821
Capitalized interest	648	2,634	397	351	242

Total fixed charges (b)	$14,497	$16,212	$13,055	$13,181	$18,065

Ratio of Earnings to Fixed Charges (a)/(b)	1.83x	2.39x	3.36x	3.97x	3.68x

(a)(b)—Cross-reference on page.

(1)	Earnings used in computing the ratio of earnings to fixed charges consist of net earnings before income taxes and patronage dividends, plus amortization of capitalized interest and fixed charges, less capitalized interest.

(2)	Fixed charges consist of the sum of the portion of rental expense that is representative of the interest factor, interest expense (including amortization of deferred financing costs) and capitalized interest.